

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 30, 2008

Franco Baseotto
Executive Vice President and Chief Financial Officer
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809

> **RE:** **Foster Wheeler Ltd.**
> **Form 10-K for Fiscal Year Ended December 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 28, 2008**
> **Proxy filed on March 25, 2008**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief